Exhibit 99.1

Stream Global Services

FOR IMMEDIATE RELEASE

STREAM GLOBAL SERVICES TO COMMENCE COMMON STOCK TENDER OFFER

BOSTON, MA.—August 7, 2008 – Stream Global Services, Inc. (formerly Global BPO Services Corp.) (AMEX:OOO) (“Stream”) announced today that it would commence a partial tender offer to purchase up to 20,757,046 shares of its common stock at a purchase price of $8.00 per share. The tender offer will commence later today and expire, unless extended, at 5:00 p.m., New York City time, on September 5, 2008. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

Stream will purchase all shares properly tendered and not properly withdrawn in the tender offer. However, if more than the number of shares the Company seeks to purchase are properly tendered, Stream may purchase such shares on a pro rata basis, as specified in the Offer to Purchase relating to the tender offer that will be filed with the Securities and Exchange Commission and be distributed to stockholders.

Stream anticipates that the purchase will be financed from existing cash reserves , including the proceeds of its recently completed sale of shares of Series A Preferred Stock to Ares Corporate Opportunities Fund II, L.P. (“Ares”).

The tender offer is not subject to a minimum number of shares being tendered. However, Stream’s obligation to complete the tender offer is subject to certain limited conditions, as described in the Offer to Purchase.

Each of Stream’s current and former officers, directors and strategic advisory council members, and Ares, has agreed not to tender any of their shares pursuant to the Offer. None of Stream, its board of directors, the depositary or the information agent makes any recommendations to stockholders as to whether to tender or refrain from tendering their shares pursuant to the Offer to Purchase. Stockholders must decide how many shares they will tender, if any.

The information agent for the tender offer is Innisfree M&A Incorporated. The Depositary for the tender offer is Continental Stock Transfer & Trust Company. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of Stream’s common stock.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

The tender offer described above has not yet commenced and will be made only pursuant to, a tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, Letter of Transmittal and other related documents, to be filed with the Securities and Exchange Commission (“SEC”). Shareholders should read the Offer to Purchase, Letter of Transmittal and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or by directing a request to: Stream Global Services, Inc., 125 High Street, 30th Floor, High Street Tower, Boston, MA 02110, telephone (617) 517-3252, to Scott Winter at Innisfree M&A Incorporated, telephone (212) 750-5833 or to Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004, Attn: Reorganization Department, telephone (212) 509-4000 Ext. 536.

Forward-looking Statements

This communication contains “forward-looking statements” which represent the current expectations and beliefs of management Stream concerning the proposed acquisition of Stream and other future events and their potential effects on Stream. The statements, analyses, and other information contained herein relating to the proposed acquisition, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation, the ability to file the tender offer documents with the SEC and commence or complete the tender offer on the anticipated timeframe. Readers are referred to the reports and documents filed from time to time by us and to be filed in the future by us with the SEC for a discussion of these and other important risk factors that could cause actual results to differ from those discussed in forward-looking statements to reflect subsequent events or circumstances.

About Stream Global Services, Inc. (formerly known as Global BPO Services Corp.)

Global BPO was a special purpose acquisition corporation (a “SPAC”) formed in June of 2007 for the purpose of acquiring a business process outsourcing company. Global BPO consummated its initial public offering on October 23, 2007 and acquired Stream Holdings Corporation as of July 31, 2008. Global BPO is now known as Stream Global Services, Inc., or Stream, and trades publicly on the American Stock Exchange. Stream is a leading provider of complex technical support and other business process outsourcing services such as web and data hosting, customer retention and recovery services, warrant support and professional services, etc. for Fortune 1000 clients in the technology, software, computing, consumer electronics, media and communications sectors. Stream has over 15,000 technical experts and other employees located in 30 service provider centers across over 16 countries.